

February 15, 2011

Worthington Industries, Inc.
B. Andrew Rose, Vice President and CFO
200 Old Wilson Bridge Road
Columbus, OH 43085

>   **Re: Worthington Industries, Inc.**
>   **Form 10-K for the year ended May 31, 2010 filed July 30, 2010**
>   **Definitive Proxy Statement on Schedule 14A filed August 18, 2010**
>   **Form 8-K filed January 7, 2011**
>   **Form 10-Q for the quarter ended November 30, 2010 filed January 10, 2011**
>   **File No. 1-8399**

Dear Mr. Rose:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended May 31, 2010

Results of Operations, page 31

1. We note you cite several factors that impact your results. For example, we note that decreased volumes in Metal Framing, Mid-Rise Construction and Military Construction impacted net sales in 2010. We also note that stronger demand impacted the net sales and operating income of your Steel Processing operations. Please revise future filings to quantify the impact of each factor where practicable.

Critical Accounting Policies, page 46

Impairment of Long-Lived Assets, page 47

2. Your disclosure on page 48 indicates that you tested certain assets for impairment during the fourth quarter due largely to changes in the use of these assets. Please tell us and

enhance future disclosure to clearly indicate what assets were tested and how the use of such assets changed. In this regard, please explain whether this is the result of a change in your business strategy or a result of your transformation plan.

Consolidated Statement of Cash Flows, page 57

3. We note your cash flow statement begins with Net earnings (loss) attributable to noncontrolling interest. In future periodic filings please revise your statement of cash flows to begin with Net Income as required by ASC Topic 230-10-45.

Note A – Summary of Significant Accounting Policies

Revenue Recognition, page 61

4. We note you disclosed in Item 1. – Business that you provide tolling services. If such revenues are material please disclose when and how you recognize these revenues and separately disclose tolling service revenues and related costs of services in the statement of operations as required by Rule 5-03(1) and (2) of Regulation S-X. If the amount of such revenues is immaterial, please clarify this in future filings.

Note H – Segment Data, page 77

5. Please include product line disclosures in future filings, or clearly explain why you have not provided these disclosures. Please refer to ASC Topic 280-10-50-40.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 24

Compensation Discussion and Analysis, page 24
General

6. Several statements throughout your "Compensation Discussion and Analysis" indicate that you engage in benchmarking. For example, in the third paragraph on page 27, we note your statement that you intentionally set base salaries below market median comparables. You make a similar statement in the first paragraph under "Base Salaries" on page 29. On page 30, you state that long-term incentive compensation is set based upon, in part, market median values for the comparator group. In future filings, please disclose how actual compensation compared to the compensation of your comparator group. In addition, we are not able to locate the additional disclosure that you undertook to provide in your letter dated April 3, 2009 relating to the disclosure in your Form 10-K for the 2008 fiscal year. Please advise.

7. While we are aware of your position with respect to disclosure of the specific levels of corporate performance necessary to trigger payouts as posited in your response to comment 10 of our letter dated February 19, 2009 relating to your Form 10-K for the 2008 fiscal year, we are not able to locate the additional disclosure required by Instruction 4 to item 402(b) of Regulation S-K. Please understand that to the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure relating to the level of difficulty associated with achievement or non-achievement of the relevant performance goal. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.

8. Please provide a materially complete description of the correlation between performance under the short-term incentive compensation program and the payouts actually made to each of your named executive officers in 2010. Please understand that discussion of the various items of corporate and individual performance that were considered by the Compensation Committee must be accompanied by a complete qualitative and quantitative discussion of how the Committee determined to award each specific form and level of compensation in 2010. For each named executive officer state the factors that you considered in deriving the payouts awarded for each component of compensation and provide substantive analysis and insight into why the Committee determined that the levels of compensation were appropriate in light of the factors considered.

Compensation Risk Analysis, page 28

9. You state in the third paragraph that "performance and economic value added goals . . . are based upon realistic earnings and economic value added levels . . . that we believe participants can attain without taking inappropriate risks . . . ." Please reconcile this statement with the statement on page 27 that "performance targets are generally based upon stretch performance goals, as compared to expected performance."

Equity-based Compensation, page 33

10. Although you provide general disclosure relating to the procedure for determining the amount of securities granted, your disclosure does not meaningfully convey the reasons why the actual amounts you awarded for these forms of compensation were appropriate under the circumstances. Although you state that your 2010 option awards were based upon an employee's position and external market data, your disclosure does not meaningfully explain how the Compensation Committee determined the amount of stock options awarded to each of the named executive officers. Similarly, there is minimal discussion relating to the performance share awards granted in Fiscal 2010 for three-year performance period ending May 31, 2012. Please explain why the actual amounts of

stock options and performance shares awarded to each named executive officer in 2010 were appropriate under the circumstances and in light of the factors considered.

Form 8-K filed January 7, 2011

11. We note the disclosure in your form 8-K filed January 7, 2011 indicating that you are providing long-term fixed-price contracts to certain of your customers and in doing this you may hold inventory on their behalf. To the extent material, please enhance future disclosures to discuss and quantify the impact this has on your liquidity, working capital and operating results. Additionally, please enhance future disclosures to discuss how you recognize revenue on these contracts. Provide us with your proposed disclosures.

Form 10-Q for the period ended November 30, 2010

Liquidity and capital Resources, page 29

Financing Activities, page 30

12. We note your disclosure that you are in compliance with your short-term and long-term debt covenants. If it is or becomes reasonably likely that you may not comply with any of your debt covenants, please revise future filings to disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Tricia Armelin at (202) 551-3747 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749, Jay Ingram at (202) 551-3397 or me at (202) 551-3768 with any other questions.

Sincerely,

John Cash
Branch Chief